SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 16)

                           M & F Worldwide Corp.
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                              (Name of issuer)

                   Common Stock, par value $.01 per share
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                       (Title of class of securities)

                                 552541104
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                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
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               (Name, address and telephone number of person
             authorized to receive notices and communications)


                               July 26, 2002
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                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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CUSIP No. 552541104                13D                    Page   2   of  9 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Mafco Holdings Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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        NUMBER OF          7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY
         EACH              -----------------------------------------------------
      REPORTING
       PERSON               8   SHARED VOTING POWER
        WITH
                                8,648,800
                           -----------------------------------------------------
                            9   SOLE DISPOSITIVE POWER

                                0
                           -----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                8,648,800
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,648,800
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.7%
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14       TYPE OF REPORTING PERSON

                  CO
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CUSIP No. 552541104              13D                      Page   3   of  9 Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
            WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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       NUMBER OF
         SHARES             7    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
        EACH               -----------------------------------------------------
     REPORTING               8   SHARED VOTING POWER
      PERSON
       WITH                      6,648,800
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                 0
                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 6,648,800
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
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14       TYPE OF REPORTING PERSON

            CO
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CUSIP No. 552541104                    13D              Page   4   of  9  Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------

3        SEC USE ONLY
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4        SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF
         SHARES             7    SOLE VOTING POWER
      BENEFICIALLY
        OWNED BY                 0
         EACH              -----------------------------------------------------
      REPORTING             8    SHARED VOTING POWER
       PERSON
        WITH                     6,648,800
                           -----------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                           -----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 6,648,800
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

            CO
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CUSIP No. 552541104                   13D                Page   5   of  9  Pages
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PX Holding Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
            WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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        NUMBER OF          7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY           ----------------------------------------------------
         EACH              8    SHARED VOTING POWER
       REPORTING
        PERSON                  1,500,000
         WITH              ----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
                           ----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                1,500,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

            CO
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         This statement amends and supplements the Statement on Schedule
13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 9, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 12, 2001, Amendment No. 14 thereto dated November 16, 2001 and Amendment No. 15 thereto dated December 28, 2001 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware corporation ("Mafco Consolidated"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and PX Holding Corporation, a Delaware corporation ("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended by adding the following:

                  (a)-(b) As of May 10, 2002, based upon information provided by the Company, there were 19,621,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated beneficially owns 6,648,800 shares of Common Stock, representing approximately 33.9% of the Common Stock outstanding. Mafco Consolidated Holdings may be deemed to share beneficial ownership of such 6,648,800 shares of Common Stock, by virtue of its ownership of 100% of the common stock of Mafco Consolidated. PX Holding beneficially owns 1,500,000 shares of Common Stock, representing approximately 7.6% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,648,800 shares of Common Stock beneficially owned by Mafco Consolidated, the 1,500,000 shares of Common Stock beneficially owned by PX Holding and the 500,000 shares of Common Stock deemed beneficially owned by Ronald O. Perelman ("Mr. Perelman") as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof, (an aggregate of 8,648,800 shares of Common Stock, representing approximately 43.7% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission ("SEC")), by virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of its common stock.

                  PX Holding beneficially owns 6,848,820 shares of preferred stock of the Company, having a liquidation preference of $6.50 per share and one vote per share. As a result, PX Holding beneficially owns 8,348,820 shares of voting stock, representing approximately 31.5% of the total voting stock of the Company. By virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding, Mafco Holdings may be deemed to share beneficial ownership of 15,322,620 shares of voting stock, representing approximately 57.9% of the total voting stock of the Company.

                  (c) There were no transactions by the Reporting Persons during the past 60 days.

                  (d) Not Applicable

                  (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The following is added to the response to Item 4:

                  On July 26, 2002, the Company entered into a settlement agreement pursuant to which the parties agreed to settle and dismiss a consolidated derivative and class action, In re M & F Worldwide Corp. Shareholder Litigation, and a derivative action, Furtherfield Partners, et al. v. Ronald O. Perelman, relating to the acquisition by the Company of 7,320,225 shares of common stock (the "Shares"), par value $.01 per share, of Panavision Inc., a Delaware corporation ("Panavision"), from PX Holding. The settlement is subject to approval by the Delaware Chancery Court following a settlement hearing. Under the terms of the settlement agreement, Mafco Holdings will reacquire from the Company the Shares previously held by PX Holding. In addition, under the terms of the settlement agreement, Mafco Holdings will acquire from the Company 1,381,690 shares of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, of Panavision, $11,420,000 principal amount of 9-5/8% Senior Subordinated Discount Notes Due 2006 of Panavision (the "Panavision Notes") and a $6.7 million promissory note issued by Panavision. The Company will receive aggregate consideration including 1,500,000 shares of its Common Stock, 6,848,820 shares of its Series B Non-Cumulative Perpetual Participating Preferred Stock, and a net cash payment of $90,087,050 plus accrued interest on the Panavision Notes.

                  In addition, options to acquire 175,000 shares of Common Stock previously granted by the Company to Mr. Perelman become exercisable on May 20, 2002. Under the rules of the SEC, securities are deemed to be beneficially owned if a person has the right to acquire such securities within 60 days.


Item 7.           Material to be Filed as Exhibits.

                  Item 7 is hereby amended to add the following at the end thereof:

                  Exhibit 20         M & F Worldwide Corp. Press Release,
                                    dated July 29, 2002

                  Exhibit 21         Settlement Agreement, dated
                                     July 26, 2002

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.



Dated:  July 29, 2002


                                         MAFCO HOLDINGS INC.
                                         MAFCO CONSOLIDATED HOLDINGS INC.
                                         MAFCO CONSOLIDATED GROUP INC.
                                         PX HOLDING CORPORATION


                                         By: /s/ Glenn P. Dickes
                                               ---------------------------
                                                 Glenn P. Dickes
                                                 Secretary

                               EXHIBIT INDEX

     Exhibit
     -------

       20         M & F Worldwide Corp. Press Release, dated July 29, 2002

       21         Settlement Agreement, dated July 26, 2002